

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp.
420 Lexington Avenue
Suite 2446
New York, NY 10170

> **Re: TMT Acquisition Corp.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed November 9, 2022**
> **File No. 333-259879**

Dear Dajiang Guo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1

Risk Factors
Our rights agreement will designate ... , page 51

1. We note your disclosure that the forum provision in your rights agreement "will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." However, we note that this carve out is not included in Section 7.3 of the rights agreement. Please revise.

      Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Liang Shih, Esq.